FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Consolidated Results of Operations (US GAAP), First quarter, year ending March 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 1, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

,

Consolidated Results of Operations First quarter, year ending March 2026 (US GAAP) July 2025 Nomura Holdings, Inc. © Nomura We aspire to create a better world by harnessing the power of financial markets

Outline Presentation      Financial Supplement Executive summary (p. 2)     Consolidated balance sheet (p. 17) Overview of results (p. 3)     Value at risk (p. 18) Business segment results (p. 4)  Consolidated financial highlights (p. 19) Wealth Management (p. 5-7)     Consolidated income (p. 20) Investment Management (p. 8-9)  Main revenue items (p. 21) Wholesale (p. 10-12)     Consolidated results: Income (loss) before income taxes by      segment and region (p. 22) Banking (p. 13)          Segment “Other” (p. 23) Non-interest expenses (p. 14)       Wealth Management related data (p. 24-27) Robust financial position (p. 15)       Investment Management related data (p. 28-29)      Wholesale related data (p. 30) Number of employees (p. 31)

NOMURA

Executive summary

FY2025/26 1Q highlights

- **Revenues and profits rose QoQ in all segments, with gains from the sale of fixed assets also contributing to profits; ROE[3]: 12.0%**
  - Net revenue: Y523.3bn (+16% QoQ); Income before income taxes: Y160.3bn (+64% QoQ); Net income[1] : Y104.6bn (+45% QoQ); EPS[2] : Y34.04; ROE[3] : 12.0%
- **Four segment income before income taxes[5] rose to Y105.8bn (+15% QoQ)**
  - Wealth Management:
    - Amid uncertain market environment, provision of consulting services tailored to clients' needs led to growth in flow revenue, etc
    - Recurring revenue assets saw net inflow for 13th consecutive quarter, cumulative recurring revenue cost coverage over last four quarters of 69%
  - Investment Management :
    - Asset management business continued to deliver strong performance, with ninth consecutive quarter of net inflows and assets under management reaching record high of Y94.3trn
  - Wholesale :
    - Global Markets revenues rose on accurate capturing of increases in volatility and client activity
    - Investment Banking revenues reached record high[4] for Q1, driven by Japan business
  - Banking (established in April 2025) :
    - Firm revenues from lending, trust, and agent operations
- **Other income before income taxes[5] Y54.6bn**
  - Income before income taxes of around Y56.0bn recorded as a result of sale of fixed assets owned by Nomura Properties

Income (loss) before income taxes and net income (loss)[1]


Groupwide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
102.9
133.0
138.3
97.7
160.3
68.9
98.4
101.4
72.0
104.6
FY2024/25 1Q
2Q
3Q
4Q
FY2025/26 1Q


Four segment income before income taxes[5]
(billions of yen)
Investment Management
Wealth Management[5]
Banking[5]
Wholesale
89.5
126.1
130.8
92.0
105.8
FY2024/25 1Q
2Q
3Q
4Q
FY2025/26 1Q

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 4. From the fiscal year ending March 2017 onwards, figures are comparable. 5. Retrospective adjustments made to prior years figures following the establishment of Banking Division.

2

Overview of results Highlights (billions of yen, excluding EPS and ROE) FY2024/25 FY2025/26 1Q 2Q 3Q 4Q 1Q QoQ YoY Net revenue 454.4 483.3 502.0 452.7 523.3 16% 15% Non-interest expenses 351.5 350.3 363.7 355.0 363.0 2% 3% Income (loss) before income 102.9 133.0 138.3 97.7 160.3 64% 56% taxes Net income (loss)1 68.9 98.4 101.4 72.0 104.6 45% 52% EPS2 Y22.36 Y32.26 Y33.08 Y23.39 Y34.04 46% 52% ROE3 8.1% 11.6% 11.8% 8.2% 12.0% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 3

NOMURA

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)		FY2024/25				FY2025/26		
		1Q	2Q	3Q	4Q	1Q	QoQ	YoY
Net revenue	Wealth Management[1]	109.7	112.3	111.6	99.9	**105.8**	**6%**	**-4%**
	Investment Management	47.7	56.1	45.7	43.0	**50.6**	**18%**	**6%**
	Wholesale	244.8	263.4	290.5	259.2	**261.1**	**1%**	**7%**
	Banking[1]	11.2	12.2	12.3	11.4	**12.8**	**12%**	**14%**
	Subtotal[1]	413.5	444.0	460.1	413.5	**430.3**	**4%**	**4%**
	Other*[1]	39.7	42.5	41.2	39.4	**93.2**	**2.4x**	**2.3x**
	Unrealized gain (loss) on investments in equity securities held for operating purpose	1.2	-3.2	0.6	-0.2	**-0.1**	**-**	**-**
	Net revenue	454.4	483.3	502.0	452.7	**523.3**	**16%**	**15%**
Income (loss) before income taxes	Wealth Management[1]	41.2	44.2	44.8	35.9	**38.8**	**8%**	**-6%**
	Investment Management	23.2	31.9	18.9	15.5	**21.5**	**39%**	**-7%**
	Wholesale	21.1	45.3	62.4	37.5	**41.9**	**12%**	**98%**
	Banking[1]	4.0	4.6	4.7	3.1	**3.6**	**19%**	**-10%**
	Subtotal[1]	89.5	126.1	130.8	92.0	**105.8**	**15%**	**18%**
	Other*[1]	12.2	10.2	6.9	5.9	**54.6**	**9.3x**	**4.5x**
	Unrealized gain (loss) on investments in equity securities held for operating purpose	1.2	-3.2	0.6	-0.2	**-0.1**	**-**	**-**
	Income (loss) before income taxes	102.9	133.0	138.3	97.7	**160.3**	**64%**	**56%**

*Additional information on "Other" (FY2025/26 1Q)

- Income before income taxes of around Y56.0bn recorded as a result of sale of fixed assets owned by Nomura Properties
- Gain related to economic hedging (Y1.1bn)
- Gain on changes to own and counterparty credit spread relating to Derivatives (Y0.6bn)

1. *Retrospective adjustments made to prior years figures following the establishment of Banking Division.*

4

Wealth Management

Net revenue and income (loss) before income taxes[1]

(billions of yen)	FY2024/25				FY25/26	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	109.7	112.3	111.6	99.9	**105.8**	**6%**	**-4%**
Non-interest expenses	68.5	68.1	66.8	64.0	**67.0**	**5%**	**-2%**
Income (loss) before income taxes	41.2	44.2	44.8	35.9	**38.8**	**8%**	**-6%**

Breakdown of net revenue[1]

(billions of yen)



120.0
100.0
80.0
60.0
40.0
20.0
0.0
Flow revenue, etc.
Recurring revenue

	FY2024/25				FY25/26	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Recurring revenue[1,2]	41.5	45.9	45.7	47.0	**44.5**	**-5%**	**7%**
Flow revenue, etc.[3]	68.2	66.4	65.9	52.9	**61.3**	**16%**	**-10%**
Net revenue[1]	109.7	112.3	111.6	99.9	**105.8**	**6%**	**-4%**

Key points

Net revenue: Y105.8bn (+6% QoQ、-4% YoY)

Income before income taxes: Y38.8bn (+8%QoQ、-6%YoY)

- Revenues and profits up QoQ amid uncertain market environment
  - Provision of consulting services tailored to clients' needs led to growth in primary bond sales and equity transactions that captured market fluctuations accurately, contributing to flow revenue, etc
  - Recurring revenue assets continued to increase thanks to successful initiatives undertaken in the asset management business
- Efforts to control costs were also successful, and the cumulative recurring revenue cost coverage ratio[4] over the last four quarters was high at 69%

Recurring revenue

- Recurring revenue down QoQ, partly owing to absence of investment advisory fees, which are received on a half-yearly basis, and market factors
- Recurring revenue assets saw a net inflow for the 13th consecutive quarter (+Y278.9bn) as funds flowed into newly established Japanese investment fund, etc

Flow revenue, etc

- Flow revenue, etc, grew by 16% QoQ, boosted by secondary trading in Japanese stocks, primary bond sales, and insurance contracts, etc

Growth of client assets	FY2024/25 4Q	FY2025/26 1Q
Investment trust net inflows[5]	+Y301.9bn	**+Y252.4bn**
Discretionary investment net inflows[5]	+Y35.2bn	**+Y46.5bn**
Net inflows of cash and securities[6]	+Y380.5bn	**+Y2,259.3bn**

1. Retrospective adjustments made to prior years figures following the establishment of Banking Division. 2. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). 3. Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans. 4. Recurring revenue divided by non-interest expenses. 5. Excludes Corporate section 6. Cash and securities inflows minus outflows, excluding regional financial institutions.

5

Wealth Management: Total sales increased underpinned by comprehensive consulting service

Total sales[1]



Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
7,000.0
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0

(billions of yen)	FY2024/25 1Q	2Q	3Q	4Q	FY2025/26 1Q
Stocks	4,785.8	4,149.9	3,644.4	3,870.6	**4,967.5**
Bonds	695.6	610.8	399.8	462.7	**655.6**
Investment trusts	971.0	793.7	863.4	791.0	**754.7**
Discretionary Investments	200.8	180.9	174.4	149.5	**140.2**
Insurance	113.3	115.7	109.4	87.1	**137.3**
Total sales[1]	6,766.6	5,851.0	5,191.4	5,360.9	**6,655.3**

Total sales[1] increased 24% QoQ

- Stocks: +28% QoQ
  - Increase in purchases of Japanese stocks, partly owing to major tender offer
  - Primary stock subscriptions decreased versus previous quarter (Y74.0bn, -72% QoQ)
- Bonds: +42% QoQ
  - Sales of Japanese bonds increased thanks to large primary transactions; increase in purchases by new funds, demand from new clients too, partly owing to attractiveness of products and greater diversity of offering methods
- Investment trusts: -5% QoQ
  - Investors continued to sit on the sidelines amid market uncertainty, with low level of purchases in April-May; subscription to Japan stock investment fund established in June going well
- Discretionary investments: -6% QoQ
  - QoQ declines in SMA and FW contracts, but continued demand for investment diversification
- Insurance: +58% QoQ
  - Strong growth in insurance contracts that tap into estate planning demand as US interest rates remained high

1. *Excludes Corporate section and Workplace Solution Department.*

6

Wealth Management: KPI summary Net inflows of recurring revenue assets1 Despite uncertain market environment, recurring revenue assets saw net inflow for 13th consecutive quarter on provision of services that met clients’ needs (billions of yen) Wealth Management total Excluding Corporate section 500.0 488.2 471.9 428.0 438.3 387.9 377.4 400.0 346.3 282.2 265.6 278.9 300.0 200.0 100.0 0.0 FY2024/25 FY2025/26 1Q 2Q 3Q 4Q 1Q Flow business clients Number via primary of flow transactions business and clients increased remained client steady activity YoY as on a result acquisition of provision of new of clients asset management services (thousands) 1,800 1,600 1,644 1,400 1,482 1,200 1,251 1,000 925 FY2024/25 FY2025/26 914 800 Jun Sep Dec Mar Recurring revenue assets and recurring revenue2,3 Recurring June; recurring revenue revenue assets fell decreased patly owing on to market absence factors of investment but then recovered advisory at fees end- received half yearly (trillions of yen) Recurring revenue assets (billions of yen) Recurring revenue (rhs) 25.0 45.9 45.7 47.0 44.5 41.5 50.0 20.0 40.0 24.3 23.4 24.9 23.5 24.6 15.0 30.0 10.0 20.0 FY2024/25 1 2 3 4 FY2025/26 5 Jun/1Q Sep/2Q Dec/3Q Mar/4Q Jun/1Q Workplace services Steady growth in provision of workplace services driven by ESOP, approaching the level of 4 million services (thousands) 3,963 4,000 3,883 3,732 3,792 3,825 3,800 3,600 3,400 3,200 3,000 FY2024/25 FY2025/26 6 9 12 3 6 Jun Sep Dec Mar Jun 1. Excludes investment trust distributions, and investment trust net inflows in level fee accounts. 2. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.).    3. Retrospective adjustments made to prior years figures following the establishment of Banking Division. 7

Investment Management

Net revenue and income (loss) before income taxes[1]

(billions of yen)	FY2024/25				FY25/26	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	47.7	56.1	45.7	43.0	**50.6**	**18%**	**6%**
Non-interest expenses	24.5	24.2	26.8	27.5	**29.0**	**6%**	**19%**
Income (loss) before income taxes	23.2	31.9	18.9	15.5	**21.5**	**39%**	**-7%**

Breakdown of net revenue



(billions of yen)
50.0
30.0
10.0
-10.0
Investment gain/loss
Business revenue

	FY2024/25				FY25/26	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Business revenue[1,2]	39.1	39.4	42.0	43.3	**40.6**	**-6%**	**4%**
Investment gain/loss[3]	8.6	16.7	3.7	-0.2	**9.9**	**-**	**16%**
Net revenue	47.7	56.1	45.7	43.0	**50.6**	**18%**	**6%**

Key points

Net revenue：Y50.6bn (+18% QoQ, +6% YoY)

Income before income taxes：Y21.5bn (+39% QoQ, -7% YoY)

- Revenues and profits up QoQ on improvement in investment gain/loss
- Asset management fees, which account for majority of business revenue, remained firm on continued inflows into high-fee active investment trusts and private assets, and Japanese investment advisory business

Business revenue

- Net revenue: Y40.6bn (-6% QoQ, +4% YoY)
  - Performance fees and Nomura Babcock & Brown revenues down QoQ
  - Asset management business continued to deliver strong performance
    - Assets under management reached record high (Y94.3trn) at end-June on market recovery despite fall in asset prices in April-May and slight QoQ fall in management fees
    - Ninth consecutive quarter of net inflows as funds flowed into Japan equity active investment trusts, private assets and investment advisory business

Investment gain/loss

- Net revenue: Y9.9bn (+16% YoY)
  - American Century Investments (ACI) related valuation gain/loss up sharply QoQ
  - Revenues also boosted by gains on sale of, and dividends from, Nomura Capital Partners investee companies

1. *Includes gain/loss from Nomura Fiduciary Research & Consulting Co., Ltd. starting in FY2025/26 1Q.*
2. *Includes revenues from asset management business, aircraft leasing-related revenues, and general partner management fees gained from private assets and other investment businesses.*
3. *Consists of net revenue arising from ACI-related gain/loss, investment business in private assets & other, and investments (including changes in fair valuations, funding costs, management fees, dividends, etc.)*

8

Investment Management: AuM and alternative AuM both at record high Assets under management (net)1 (trillions of yen) Investment advisory and international businesses, etc. Investment trust business 92.5 93.5 94.3 100.0 88.8 89.3 80.0 26.1 26.3 25.0 26.3 25.0 60.0 40.0 66.4 63.8 67.2 64.3 68.1 20.0 0.0 FY2024/25 FY2025/26 Jun Sep Dec Mar Jun Net inflows2 (billions of yen) Investment advisory and international businesses, etc. Investment trust business 1,500 951 1,123 1,000 256 468 260 500 695 314 108 655 40 489 274 315 0 -229 -207 -500 FY2024/25 FY2025/26 1Q 2Q 3Q 4Q 1Q Assets under management at record high of Y94.3trn Investment trust business Investment trusts (excl. ETFs, MRFs, etc) Y280bn, net inflow of Y170bn for MRFs, etc, but net outflow of Y670bn for ETFs Investment trusts (excl. ETFs, MRFs, etc) Inflows into newly established Japanese equity investment trusts, private assets, balanced funds ETFs: Outflows from Japan stock ETFs Investment advisory and international businesses Japan business booked inflows centered around yen bonds International business booked inflows into high-yield bonds but outflows from global stock funds driven by net inflow Steady growth in alternative AuM3 driven by net inflows (billions of yen) 3,000 2,608 2,658 2,501 2,500 2,130 2,103 2,000 1,500 1,000 500 0 FY2024/25 FY2025/26 Jun Sep Dec Mar Jun 1. Assets under management (net) are calculated by deducting overlapping assets within the Investment Management division from the simple aggregate (gross) of AuM of asset management companies within Investment Management division. 2.    Based on assets under management (net). 3. Total of Nomura Asset Management alternative AuM and private assets AUM of other asset management companies within Investment Management division. 9

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2024/25				FY25/26	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	244.8	263.4	290.5	259.2	**261.1**	**1%**	**7%**
Non-interest expenses	223.7	218.1	228.2	221.7	**219.2**	**-1%**	**-2%**
Income (loss) before income taxes	21.1	45.3	62.4	37.5	**41.9**	**12%**	**98%**
CIR	*91%*	*83%*	*79%*	*86%*	***84%***		
Revenue/modified RWA[1]	*7.3%*	*7.4%*	*8.2%*	*7.3%*	***6.9%***		

Key points

Net revenue: Y261.1bn (+1% QoQ, +7% YoY)

Income before income taxes: Y41.9bn (+12% QoQ, +98% YoY)

Net revenue roughly flat QoQ but profits up on cost controls

- In Global Markets, Macro Products and Spread Products revenues rose as US tariff policies heightened uncertainty and market volatility, leading to an uptick in client activity. Investment Banking revenues were high for Q1 despite slowdown versus strong performance in previous quarter
- By region, revenues increased in Asia, mainly in FX/EM, and Credit and Equity Derivative revenues also increased in Japan

Net revenue by business line

(billions of yen)



300.0
200.0
100.0
0.0
Investment Banking
Global Markets

	FY2024/25 1Q	2Q	3Q	4Q	FY2025/26 1Q	QoQ	YoY
Global Markets	207.7	221.1	239.0	206.9	**223.1**	**8%**	**7%**
Investment Banking	37.2	42.3	51.5	52.3	**37.9**	**-27%**	**2%**
Net revenue	244.8	263.4	290.5	259.2	**261.1**	**1%**	**7%**

Net revenue by region



(billions of yen)
300.0
200.0
100.0
0.0
94.6
37.0
39.4
73.9
88.9
39.5
48.2
86.7
108.5
53.5
54.6
73.9
109.9
45.5
40.5
63.3
100.6
45.0
46.0
69.5
Americas
EMEA
AEJ
Japan
FY2024/25 1Q
2Q
3Q
4Q
FY2025/26 1Q

1. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target. Starting from FY2025/26 1Q, based on Basel III finalization rule.*

10

Wholesale: Global Markets

Net revenue

(billions of yen)



250.0
200.0
150.0
100.0
50.0
0.0
FI: Others[1]
FI: Macro Products[2]
FI: Spread Products[3]
EQ: Others[4]
EQ: Equity Products[5]
EQ: Execution Services[6]

	FY2024/25 1Q	2Q	3Q	4Q	FY2025/26 1Q	QoQ	YoY
Fixed Income	125.6	127.8	139.9	**105.8**	**124.8**	**18%**	**-1%**
Equities	82.0	93.2	99.1	**101.1**	**98.3**	**-3%**	**20%**
Global Markets	207.7	221.1	239.0	**206.9**	**223.1**	**8%**	**7%**

Key points

Net revenue: Y223.1bn (+8% QoQ; +7% YoY)

- Fixed Income: Revenue growth seen across Rates, Credit and FX/EM
- Equities: Continued strong momentum witnessed across Equity Products while revenues fell for Execution Services

Fixed Income

- Net revenue: Y124.8bn (+18% QoQ, -1% YoY)
  - Macro Products: Growth in Rates largely driven by uptick in client activity and increased market volatility especially in EMEA. FX/EM saw substantial growth in AeJ
  - Spread Products: Increase in Credit revenues primarily driven by increased client demand in Japan and EMEA. Securitized Products also reported strong results on the back of healthy origination business

Equities

- Net revenue: Y98.3bn (-3% QoQ, +20% YoY)
  - Equity Products: Strength driven by elevated client flows in Americas especially in Derivatives. Revenues fell in Asia but Japan saw a rebound in Derivatives
  - Execution Services: Marginal normalization from a strong previous quarter in Americas

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products. 4. Businesses run together with Investment Banking, Other gains and losses not attributable to a particular desk. 5. Cash and derivatives trading and Prime Services. 6. Equities execution business.

11

NOMURA

Wholesale: Investment Banking

Net revenue

(billions of yen)


60.0
40.0
20.0
0.0
Financing, Solutions, etc.
Advisory

FY24/25 1Q	2Q	3Q	4Q	FY25/26 1Q	QoQ	YoY
37.2	42.3	51.5	52.3	**37.9**	**-27%**	**2%**

Key points

Net revenue: Y37.9 bn (-27% QoQ, +2% YoY)

- Net revenue, driven by business in Japan, reached highest level for Q1 since FY2016/17, the first fiscal year for which comparison is possible. However, revenues fell QoQ, dropping back after a strong FY2024/25 Q4 amid an uncertain global market environment
- M&A transactions remained at a high level in Japan, where corporate actions aimed at improving capital efficiency and boosting growth continued

Advisory

- Announcement and completion of multiple M&A transactions aimed at group reorganisation, etc, mainly in Japan
- International revenues fell on increased market uncertainty, despite contribution from multiple cross-border transactions, mainly in EMEA
- Improvement in global presence, retaining top spot in the Japan-related M&A league table[1], and ranking 11th in the global M&A league table[1]

Financing and Solutions, etc.[2]

- DCM revenues rose as expectations of a rise in mid- to long-term interest rates led to an increase in Japanese corporate bond issuance
- ECM revenues fell, partly owing to seasonal factors

Major Deals

- Privatization of Toyota Industries via tender offer by **Toyota Motor** and **Toyota Fudosan,** and share buyback by **four related group companies** (total: Y9.9trn)
- **NTT** turning NTT Data Group into wholly owned subsidiary via tender offer (Y2.4trn)
- Sale of **Seven Seas Water (US)** by Morgan Stanley Infrastructure Partners (US) to EQT (Sweden) (not disclosed)
- Acquisition of Kereis (France) from Bridgepoint Group (UK) by **Advent International (US)** and associated financing (M&A: not disclosed, ALF: €1.1bn)
- **HDB Financial Services (India):** IPO (INR125bn)
- **Chime Financial (US):** IPO ($994m)
- **SoftBank Group:** Retail bonds (Y600bn)
- **Debt Management Office (UK):** Gilt Bond (£5.5bn)
- **LBO finance in relation to KKR (US)** acquisition of OSTTRA Group (UK) ($1.8bn)

1Q net revenue highest for a 1Q since FY2016/17


(billions of yen)
Net Revenue of 1Q
Record high
40.0
20.0
0.0
22.7
27.1
25.1
23.7
16.1
35.5
23.7
30.5
37.2
37.9
FY16/17 1Q
FY17/18 1Q
FY18/19 1Q
FY19/20 1Q
FY20/21 1Q
FY21/22 1Q
FY22/23 1Q
FY23/24 1Q
FY24/25 1Q
FY25/26 1Q

1. Source :LSEG, Jan to Jun 2025
2. ECM, DCM, ALF, businesses run together with Global Markets, and other revenue not attributed to a particular product.

12

Banking (Newly established in April 2025) Net revenue and income (loss) before income taxes1 Key points Net revenue Y12.8bn (+12% QoQ, +14%YoY) (billions of yen) FY2025 FY2024/25 Income before income taxes Y3.6bn (+19% QoQ, -10%YoY) /26 QoQ YoY 1Q 2Q 3Q 4Q 1Q ? Revenue from lending activities as well as trust and agent services remained steady, accompanied by an increase in balances. Net revenue 11.2 12.2 12.3 11.4 12.8 12% 14% Increase in expenses, mainly owing to depreciation stemming from upgrade to Non-interest expenses 7.2 7.6 7.6 8.4 9.2 10% 28% core banking system completed at Nomura Trust and Banking in May 2025 Income (loss) before 4.0 4.6 4.7 3.1 3.6 19% -10% income taxes Investment Trust balance (Nomura Trust and Assets under administration (Nomura Bank Loans Outstanding (Nomura Trust and Banking) Banking)3 Luxembourg) Investment trust balance remained at high level ? Continued investment inflows, from inside and outside Growth in loans outstanding led by PB loans2 the Group, to foreign-domiciled investment trusts (billions of yen) (trillions of yen) (billions of dollar) 1,200 50.0 Nomura Group Others 1,044 1,069 56.6 59.3 40.5 40.0 60.0 55.4 914 52.5 40.0 50.1 49.5 798 33.9 50.0 31.9 31.6 800 713 28.0 26.7 30.0 40.0 30.4 25.2 604 24.9 26.0 26.1 30.0 20.0 400 20.0 29.9 31.4 10.0 24.1 25.0 27.3 10.0 23.4 0 0.0 0.0 FY20/21FY21/22FY22/23FY23/24FY24/25FY25/26 FY20/21 FY21/22 FY22/23 FY23/24 FY24/25 FY25/26 FY20/21FY21/22FY22/23FY23/24FY24/25FY25/26 Mar Mar Mar Mar Mar Jun Mar Mar Mar Mar Mar Jun Mar Mar Mar Mar Mar Jun 1. Retrospective adjustments made to prior years figures following the establishment of Banking Division. 2. PB loans stands for Private Banking loan. 3. Investment trust balance (Nomura Trust and Banking) is the total net asset value of each fund as of the end of its most recent fiscal period. 13

Non-interest expenses Key points (billions of yen) Full year Quarter (billions of yen) Non-interest expenses: Y363.0bn (+2% QoQ) 400.0 363.7 355.0 363.0 Other 1,500.0 1,420.5 351.5 350.3 ? Compensation and benefits (+8% QoQ) 1,288.2—Increase in bonus provisions in line with Business development performance expenses Occupancy and related1,000.0 depreciation ? Information processing and communications 200.0 Information processing (-5% QoQ) and communications - Impact of yen appreciation and the drop-out 500.0 Commissions and floor of one-time expenses recognized in the brokerage previous quarter Compensation and benefits 0.0 0.0 FY2023 FY2024 FY2024/25 FY2025/26 /24 /25 1Q 2Q 3Q 4Q 1Q QoQ Compensation and benefits 673.5 732.4 184.5 184.7 190.9 172.3 186.3 8.1% Commissions and floor 137.3 177.5 43.6 45.3 43.6 44.9 44.8 -0.2% brokerage Information processing and 217.1 227.0 55.8 56.7 54.4 60.1 57.2 -4.8% communications Occupancy and related 68.7 70.2 17.6 16.8 17.9 17.8 16.0 -10.5% depreciation Business development 24.2 27.1 6.6 6.0 6.8 7.7 7.0 -9.1% expenses Other 167.2 186.4 43.4 40.8 50.0 52.2 51.8 -0.7% Total 1,288.2 1,420.5 351.5 350.3 363.7 355.0 363.0 2.3% 14

Robust financial position

- **Our Common Equity Tier 1 capital ratio[2,3] stood at 13.2% as of end-June 2025, thereby remaining within our target range (11-14%), including the impact (-0.8%[7]) of the agreement to acquire all shares in the US asset management company of Macquarie Group**

Balance sheet related indicators and capital ratios

	Mar 2025	Jun 2025
Total assets	Y56.8trn	**Y58.1rn**
Shareholders' equity	Y3.5trn	**Y3.5trn**
Gross leverage	16.4x	**16.7x**
Net leverage[1]	11.0x	**11.7x**
Level 3 assets (net)	Y1.3trn	**1.3trn**
Liquidity portfolio	Y10.2trn	**Y10.3trn**

(billions of yen)

Basel 3 basis	Mar 2025	Jun 2025[2]
Tier 1 capital	3,500	**3,398**
Tier 2 capital	0.6	**26.6**
Total capital	3,500	**3,425**
RWA	21,497	**22,887**
Tier 1 capital ratio	16.2%	**14.8%**
CET 1 capital ratio[3]	14.5%	**13.2%**
Consolidated capital adequacy ratio	16.2%	**14.9%**
Consolidated leverage ratio[4]	5.16%	**4.80%**
HQLA[5]	Y7.2trn	**Y7.9trn**
LCR[5]	234.1%	**222.7%**
TLAC ratio (RWA basis)	28.1%	**26.1%**
TLAC ratio (Total exposure basis)	9.9%	**9.5%**

RWA and CET 1 capital ratio[3]


(trillions of yen)
RWA (lhs)
CET 1 capital ratio (rhs)
Post Basel III finalization
20.0
15.0
10.0
5.0
0.0
15.7%
15.7%
16.3%
14.5%
13.2%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2024/25
Jun
Sep
Dec
Mar
FY2025/26
Jun

Changes in RWA[2]


(trillions of yen)
25.0
20.0
15.0
10.0
5.0
0.0
21.5
3.7
6.2
11.6
1.0
0.4
0.0
22.9
3.7
6.6
12.6
Operational risk
Market risk
Credit risk6
Mar 25
Jun 25

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity. 2. Jun 2025 is preliminary.
3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets. 4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
5. Daily average for each quarter. 6. Credit risk includes CVA. 7. The impact referred to here differs from the actual post-closing impact.

15

Financial Supplement Nomura

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Jun 30, Increase Mar 31, Jun 30, Increase 2025 2025 (Decrease) 2025 2025 (Decrease) Assets Liabilities Total cash and cash deposits 5,515 6,048 533 Short-term borrowings 1,117 1,322 205 Total payables and deposits 7,249 7,132 -117 Total loans and receivables 7,449 7,486 37 Total collateralized financing 18,646 17,399 -1,247 Trading liabilities 11,379 13,282 1,903 Total collateralized agreements 18,664 17,311 -1,352 Other liabilities 1,457 1,448 -8 Long-term borrowings 13,374 13,929 555 Total trading assets and private 1 22,524 24,388 1,864 Total liabilities 53,221 54,512 1,291 equity and debt investments Total other assets1 2,651 2,869 218 Equity Total NHI shareholders’ equity 3,471 3,476 5 Noncontrolling interest 110 113 3 Total assets 56,802 58,101 1,299 Total liabilities and equity 56,802 58,101 1,299 1. Including securities pledged as collateral. 17

Value at risk Definition From April 1, 2025, to June 30, 2025 (billions of yen) - 95% confidence level—Maximum: 5.2 - 1-day time horizon for outstanding portfolio—Minimum: 3.1 - Inter-product price fluctuations considered—Average: 4.3 (billions of yen) FY2023/24 FY2024/25 FY2024/25 FY2025/26 Mar Mar Jun Sep Dec Mar Jun Equity 3.3 2.0 3.2 3.0 3.3 2.0 3.2 Interest rate 2.6 2.1 2.6 2.4 2.4 2.1 2.2 Foreign exchange 2.1 1.5 2.4 2.4 1.7 1.5 1.6 Sub-total 8.0 5.6 8.2 7.8 7.4 5.6 7.0 Diversification benefit -2.5 -1.8 -2.9 -2.4 -2.3 -1.8 -2.5 VaR 5.5 3.8 5.3 5.4 5.1 3.8 4.5 18

Consolidated financial highlights (billions of yen) 400 12% 120 12.0% 12% 340.7 101.4 104.6 10.0% 98.4 Net income (loss) 10.1% 10.4% 10.0% 300 9% 90 9% attributable to Nomura Holdings, Inc. (“NHI”) 8.1% 72.0 shareholders 165.9 68.9 200 6% 60 6% 5.1% ROE(%) 100 3% 30 3% 0 0% 0 0% FY2024/25 FY2025/26 FY2023/24 FY2024/25 1Q 2Q 3Q 4Q 1Q Net revenue 1,562.0 1,892.5 454.4 483.3 502.0 452.7 523.3 Income (loss) before income taxes 273.9 472.0 102.9 133.0 138.3 97.7 160.3 Net income (loss) attributable to Nomura 165.9 340.7 68.9 98.4 101.4 72.0 104.6 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 3,350.2 3,470.9 3,463.0 3,300.8 3,569.9 3,470.9 3,476.0 ROE (%)1 5.1% 10.0% 8.1% 10.1% 10.4% 10.0% 12.0% Basic-Net income (loss) attributable to NHI 54.97 115.30 23.33 33.30 34.32 24.35 35.19 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 52.69 111.03 22.36 32.26 33.08 23.39 34.04 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 1,127.72 1,174.10 1,172.07 1,117.00 1,207.81 1,174.10 1,177.31 1. Quarterly ROE is calculated using annualized year-to-date net income. 19

Consolidated income (billions of yen) FY2024/25 FY2025/26 FY2023/24 FY2024/25 1Q 2Q 3Q 4Q 1Q Revenue Commissions 364.1 407.0 102.8 101.4 102.6 100.3 100.6 Fees from investment banking 173.3 212.2 41.3 53.3 64.4 53.3 38.4 Asset management and portfolio service fees 310.2 378.2 90.3 93.8 97.2 96.8 92.9 Net gain on trading 491.6 580.1 132.0 147.7 142.0 158.4 142.2 Gain (loss) on private equity and debt investments 11.9 7.6 3.2 1.6 1.6 1.2 6.3 Interest and dividends 2,620.9 2,927.9 788.6 763.0 745.5 630.9 649.6 Gain (loss) on investments in equity securities 9.6 0.4 1.4 -2.6 1.6 -0.1 -0.4 Other 175.8 223.3 58.4 83.3 43.0 38.5 127.0 Total revenue 4,157.3 4,736.7 1,217.9 1,241.6 1,197.9 1,079.4 1,156.6 Interest expense 2,595.3 2,844.3 763.4 758.2 696.0 626.6 633.3 Net revenue 1,562.0 1,892.5 454.4 483.3 502.0 452.7 523.3 Non-interest expenses 1,288.2 1,420.5 351.5 350.3 363.7 355.0 363.0 Income (loss) before income taxes 273.9 472.0 102.9 133.0 138.3 97.7 160.3 Net income (loss) attributable to NHI shareholders 165.9 340.7 68.9 98.4 101.4 72.0 104.6 20

Main revenue items (billions of yen) FY2024/25 FY2025/26 FY2023/24 FY2024/25 1Q 2Q 3Q 4Q 1Q Commissions Stock brokerage commissions 242.7 264.5 64.9 66.9 66.3 66.3 62.8 Other brokerage commissions 15.6 17.5 4.1 4.4 4.4 4.7 4.7 Commissions for distribution of 56.2 66.1 20.3 14.5 17.3 14.0 14.3 investment trusts Other 49.5 58.9 13.4 15.5 14.6 15.3 18.7 Total 364.1 407.0 102.8 101.4 102.6 100.3 100.6 Fees from Equity underwriting and distribution 45.5 52.9 7.4 19.3 17.6 8.6 3.6 Investment banking Bond underwriting and distribution 27.5 48.4 8.8 11.4 14.9 13.2 13.8 M&A / Financial advisory fees 61.6 78.7 16.6 15.3 22.0 24.7 15.6 Other 38.8 32.2 8.4 7.3 9.8 6.7 5.4 Total 173.3 212.2 41.3 53.3 64.4 53.3 38.4 Asset Management Asset management fees 193.5 235.9 55.9 58.3 61.0 60.8 58.3 and portfolio Administration fees 88.2 109.1 26.5 27.3 27.8 27.6 26.3 service fees Custodial fees 28.5 33.2 8.0 8.3 8.4 8.5 8.2 Total 310.2 378.2 90.3 93.8 97.2 96.8 92.9 21

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25 1Q	2Q	3Q	4Q	FY2025/26 1Q
Wealth Management[2]	119.0	166.2	41.2	44.2	44.8	35.9	**38.8**
Investment Management	60.2	89.6	23.2	31.9	18.9	15.5	**21.5**
Wholesale	53.9	166.3	21.1	45.3	62.4	37.5	**41.9**
Banking[2]	15.1	16.4	4.0	4.6	4.7	3.1	3.6
Four business segments total[2]	248.2	438.4	89.5	126.1	130.8	92.0	**105.8**
Other[2]	36.0	35.1	12.2	10.2	6.9	5.9	**54.6**
Segments total	284.2	473.5	101.7	136.2	137.7	97.9	**160.4**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-10.3	-1.5	1.2	-3.2	0.6	-0.2	**-0.1**
Income (loss) before income taxes	273.9	472.0	102.9	133.0	138.3	97.7	**160.3**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25 1Q	2Q	3Q	4Q	FY2025/26 1Q
Americas	14.7	65.8	13.3	19.8	18.3	14.4	**15.6**
Europe	-33.1	20.3	-4.8	3.0	16.2	5.9	**-7.0**
Asia and Oceania	23.8	50.9	8.4	17.0	17.3	8.1	**18.9**
Subtotal	5.4	137.0	17.0	39.8	51.8	28.5	**27.5**
Japan	268.5	335.0	86.0	93.3	86.5	69.3	**132.8**
Income (loss) before income taxes	273.9	472.0	102.9	133.0	138.3	97.7	**160.3**

1. *Geographic information is based on U.S. GAAP. Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*
2. *Retrospective adjustments made to prior years figures following the establishment of Banking Division.*

22

Segment “Other” Income (loss) before income taxes (billions of yen) 60 54.6 50 40 36.0 35.1 30 20 12.2 10.2 10 6.9 5.9 0 Net gain (loss) related to economic 2.0 -5.8 -2.9 1.8 -7.0 2.2 1.1 hedging transactions Realized gain (loss) on investments in equity 21.0 1.5—0.5 0.6 0.3 0.0 securities held for operating purposes Equity in earnings of affiliates 46.4 51.2 14.8 11.6 15.2 9.7 12.3 Corporate items -12.0 -5.9 5.5 -5.3 -1.0 -5.1 -11.6 Others1 -21.5 -5.9 -5.3 1.6 -1.0 -1.2 52.9 Income (loss) before income taxes1 36.0 35.1 12.2 10.2 6.9 5.9 54.6 1. Retrospective adjustments made to prior years figures following the establishment of Banking Division. 23

Wealth Management related data (1)

(billions of yen)	FY2023/24	FY2024/25	FY2024/25 1Q	2Q	3Q	4Q	FY2025/26 1Q	QoQ	YoY
Commissions	173.5	183.6	49.8	43.3	47.1	43.3	**46.2**	**6.5%**	**-7.4%**
Of which, stock brokerage commission	80.2	72.2	19.1	17.7	18.1	17.4	**18.3**	**5.4%**	**-3.9%**
Of which, commissions for distribution of investment trusts	54.9	65.9	20.2	14.1	17.3	14.3	**14.2**	**-0.5%**	**-29.6%**
Sales credit	55.9	52.5	14.5	15.6	11.5	10.8	**11.6**	**7.3%**	**-20.0%**
Fees from investment banking and other	23.1	27.3	4.4	10.5	8.7	3.7	**5.2**	**42.5%**	**18.1%**
Investment trust administration fees and other	124.4	156.7	37.5	39.0	40.1	40.2	**38.7**	**-3.6%**	**3.3%**
Net interest revenue[1]	10.1	13.4	3.4	3.8	4.3	1.9	**4.0**	**112.8%**	**18.0%**
Net revenue[1]	387.0	433.6	109.7	112.3	111.6	99.9	**105.8**	**5.9%**	**-3.6%**
Non-interest expenses[1]	268.0	267.4	68.5	68.1	66.8	64.0	**67.0**	**4.8%**	**-2.2%**
Income before income taxes[1]	119.0	166.2	41.2	44.2	44.8	35.9	**38.8**	**7.9%**	**-5.9%**
Domestic distribution volume of investment trusts	3,271.8	3,882.8	1,203.5	899.0	942.0	838.3	**827.1**	**-1.3%**	**-31.3%**
Stock investment trusts	2,525.9	3,107.2	955.6	719.8	719.5	712.3	**724.1**	**1.7%**	**-24.2%**
Foreign investment trusts	745.9	775.6	247.9	179.2	222.5	126.0	**102.9**	**-18.3%**	**-58.5%**
Other									
Sales of JGBs for individual investors (transaction base)	398.9	317.9	113.4	38.6	89.0	76.8	**82.0**	**6.7%**	**-27.7%**

1. Retrospective adjustments made to prior years figures following the establishment of Banking Division.

24

Wealth Management related data (2) Wealth Management client assets (trillions of yen) 153.5 160 153.5 152.2 153.2 Other 143.8 146.1 143.8 Foreign investment trusts 120 Bond investment trusts Stock investment 80 trusts Domestic bonds 40 Foreign currency bonds Equities 0 FY2023/24 FY2024/25 FY2024/25 FY2025/26 Mar Mar Jun Sep Dec Mar Jun Equities 102.5 92.2 100.6 94.6 98.9 92.2 99.7 Foreign currency bonds 6.4 6.5 6.8 6.5 6.5 6.5 6.5 Domestic bonds1 13.7 14.2 13.7 14.0 14.0 14.2 14.7 Stock investment trusts 13.3 13.3 14.2 13.5 14.4 13.3 14.2 Bond investment trusts 7.3 6.7 7.3 7.0 7.2 6.7 6.8 Foreign investment trusts 1.8 2.0 2.0 1.8 2.0 2.0 2.0 Other2 8.6 8.8 8.9 8.7 9.2 8.8 9.3 Total 153.5 143.8 153.5 146.1 152.2 143.8 153.2 1. Including CBs and warrants. 2. Including annuity insurance. 25

Wealth Management related data (3) Net inflows of cash and securities1 (billions of yen) Wealth Management total Retail only 2,400 2,259 2,000 1,600 1,273 1,288 1,276 1,200 755 803 800 460 467 380 519 400 236 181 168 0 -131 -400 FY2024/25 FY2025/26 FY2023/24 FY2024/25 1Q 2Q 3Q 4Q 1Q Wealth Management total 1,273 1,288 803 236 -131 380 2,259 Retail only2 755 1,276 460 467 181 168 519 Inflows of cash and securities3 5,305 6,256 1,750 1,649 1,477 1,381 1,809 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Retail excludes Corporate section, Private Wealth Management and Workplace Service from Wealth Management total. Figures for FY2023/24 have been reclassified following a change in definition in FY2024/25 1Q. 3. Retail Only. Figures for FY2023/24 have been reclassified following a change in definition in FY2024/25 1Q. 26

Wealth Management related data (4) Number of accounts (thousands) FY2023/24 FY2024/25 FY2024/25 FY2025/26 Mar Mar Jun Sep Dec Mar Jun Accounts with balance 5,496 5,934 5,524 5,888 5,925 5,934 5,965 Equity holding accounts 2,972 3,285 2,978 3,265 3,275 3,285 3,292 NISA accounts opened1 1,780 1,779 1,745 1,763 1,771 1,779 1,800 Online service accounts 5,582 5,974 5,655 5,796 5,881 5,974 6,053 New individual accounts / IT share2 (thousands) FY2024/25 FY2025/26 FY2023/24 FY2024/25 1Q 2Q 3Q 4Q 1Q New individual accounts 334 372 83 81 99 109 103 IT share2 No. of orders 84% 85% 84% 86% 85% 87% 86% Transaction value 59% 60% 58% 61% 59% 62% 59% 1. Junior NISA accounts are not included from the figure at the end of June 2024. 2. Ratio of cash stocks traded via online service. 27

NOMURA

Investment Management related data (1)

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25 1Q	2Q	3Q	4Q	FY2025/26 1Q	QoQ	YoY
Business revenue	137.2	163.7	39.1	39.4	42.0	43.3	**40.6**	**-6.0%**	**4.0%**
Investment gain/loss	16.9	28.8	8.6	16.7	3.8	-0.2	**9.9**	**-**	**15.7%**
Net revenue	154.1	192.5	47.7	56.1	45.7	43.0	**50.6**	**17.6%**	**6.1%**
Non-interest expenses	93.9	102.9	24.5	24.2	26.8	27.5	**29.0**	**5.8%**	**18.6%**
Income (loss) before income taxes	60.2	89.6	23.2	31.9	18.9	15.5	**21.5**	**38.5%**	**-7.1%**

Asset under management by company[1]

(trillions of yen)

	FY2023/24 Mar	FY2024/25 Mar	FY2024/25 Jun	Sep	Dec	Mar	FY2025/26 Jun
Nomura Asset Management	91.0	88.1	91.4	87.7	92.2	88.1	**93.0**
Nomura Corporate Research and Asset Management, etc.[2]	5.6	5.5	6.2	5.9	6.3	5.5	**8.8**
Assets under management (gross)[3]	96.6	93.6	97.5	93.6	98.5	93.6	**101.8**
Group company overlap	7.6	4.3	5.0	4.8	4.9	4.3	**7.5**
Assets under management (net)[4]	89.0	89.3	92.5	88.8	93.5	89.3	**94.3**

1. *From FY 2024/25 onward, assets under management (gross) of Nomura Asset Management and the Group company overlap decreased by a similar amount owing to the reorganization in the Americas on April 1, 2024.*
2. *The assets under management (gross) of Nomura Corporate Research and Asset Management etc, and the Group company overlap increased by the same amount due to the transfer of Nomura Fiduciary Research & Consulting to the Investment Management division effective April 1, 2025.*
3. *Total of assets under management (gross) of asset management companies within the Investment Management division.*
4. *Net after deducting Group company overlap from assets under management (gross).*

28

Investment Management related data (2) Asset inflows/outflows by business1 (billions of yen) FY2024/25 FY2025/26 FY2023/24 FY2024/25 1Q 2Q 3Q 4Q 1Q Investment trusts business 1,845 2,113 695 655 489 274 -207 of which ETFs 473 987 145 521 -352 673 -667 Investment advisory and international 1,915 536 256 468 -229 40 315 businesses, etc. Total net asset inflow 3,760 2,648 951 1,123 260 314 108 Domestic public investment trust market and Nomura Asset Management market share2 FY2023/24 FY2024/25 FY2024/25 FY2025/26 (trillions of yen) Mar Mar Jun Sep Dec Mar Jun Domestic public investment trusts Market 227.0 236.3 237.4 230.2 246.0 236.3 254.3 Nomura Asset Management share (%) 26% 25% 26% 25% 25% 25% 25% Domestic public stock investment trusts Market 211.0 221.5 221.6 215.2 230.3 221.5 239.0 Nomura Asset Management share (%) 25% 24% 24% 24% 24% 24% 23% Domestic public bond investment trusts Market 16.0 14.8 15.8 15.0 15.7 14.8 15.3 Nomura Asset Management share (%) 44% 44% 44% 44% 45% 44% 44% ETF Market 89.6 85.8 89.6 85.9 89.4 85.8 92.3 Nomura Asset Management share (%) 43% 44% 44% 44% 44% 44% 44% 1. Based on assets under management (net). 2. Source: Investment Trusts Association, Japan. 29

Wholesale related data Net revenue and income (loss) before income taxes (billions of yen) FY2024/25 FY2025/26 FY2023/24 FY2024/25 QoQ YoY 1Q 2Q 3Q 4Q 1Q Net revenue 866.1 1,057.9 244.8 263.4 290.5 259.2 261.1 0.7% 6.6% Non-interest expenses 812.2 891.7 223.7 218.1 228.2 221.7 219.2 -1.1% -2.0% Income (loss) before income taxes 53.9 166.3 21.1 45.3 62.4 37.5 41.9 11.7% 98.4% Breakdown of Wholesale revenue (billions of yen) FY2024/25 FY2025/26 FY2023/24 FY2024/25 QoQ YoY 1Q 2Q 3Q 4Q 1Q Fixed Income 420.3 499.2 125.6 127.8 139.9 105.8 124.8 18.0% -0.6% Equities 286.8 375.4 82.0 93.2 99.1 101.1 98.3 -2.8% 19.9% Global Markets 707.1 874.6 207.7 221.1 239.0 206.9 223.1 7.8% 7.5% Investment Banking 159.0 183.3 37.2 42.3 51.5 52.3 37.9 -27.4% 2.0% Net revenue 866.1 1,057.9 244.8 263.4 290.5 259.2 261.1 0.7% 6.6% 30

Number of employees FY2023/24 FY2024/25 FY2024/25 FY2025/26 Mar Mar Jun Sep Dec Mar Jun Japan 14,870 14,877 15,215 15,045 14,977 14,877 15,317 Europe 3,053 3,133 3,057 3,111 3,114 3,133 3,155 Americas 2,440 2,417 2,450 2,502 2,433 2,417 2,476 Asia and Oceania1 6,487 6,815 6,622 6,724 6,736 6,815 6,960 Total 26,850 27,242 27,344 27,382 27,260 27,242 27,908 1. Includes Powai office in India. 31

Disclaimer ? This document is produced by Nomura Holdings, Inc. (“Nomura”). ? Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. ? The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. ? All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. ? This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (https://www.nomura.com) and on the SEC‘s website (https://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. ? Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. ? The consolidated financial information in this document is unaudited.

Nomura Holdings, Inc. www.nomura.com